

August 7, 2014

Via E-mail
John T. McDonald
Chief Executive Officer
Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, TX 78701

> **Re:** **Upland Software, Inc.**
> **Amendment No. 1 to the Draft Registration Statement on Form S-1**
> **Submitted July 22, 2014**
> **CIK No. 0001505155**

Dear Mr. McDonald:

We have reviewed your amended draft registration statement and have the following comments. References to prior comments are to those in our letter dated June 9, 2014. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Company Overview, page 1

1. We note your response to prior comment 1. We do not believe that you have provided sufficient quantitative data to support the claim that you are a leading provider of cloud-based enterprise work management software." Please remove this claim or advise.

The Upland Approach, page 3

2. We note the claim in the first sentence of this section that your software is "award-winning." Please provide support and context for this claim by disclosing in the filing the awards that your software has won and discussing the process for each award, such as

whether your products were independently chosen or nominated for each award or if you applied for consideration, if you paid to compete for the award, the criteria used in conferring the award, the number of companies considered for the award and the number of awards made.

Use of Proceeds, page 39

3. We note that you intend to use some portion of the offering proceeds to repay outstanding and accrued interest under your loan and security agreements with Comerica Bank. Please disclose in this section the interest rate and maturity of your debt. Refer to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Comparison of Fiscal Quarters Ended March 31, 2013 and 2014, page 57

4. You indicate that discussing organic growth or decay would not be meaningful to investors, as you disclose that you have achieved significant growth since inception, primarily as a result of your acquisition strategy. However, based on your disclosures on page 57, growth related to acquisitions appears to exceed total subscription and support revenues. In this regard, please clarify whether or not there was a corresponding decrease in the revenues of your existing subscription and support operations. If so, discussing the reasons for the apparent deterioration in your existing business operations, whether temporary or permanent, would provide investors with an understanding of your continuing operations and provide transparency into the growth trends of your core businesses. As such, please consider revising your filing accordingly.

Research and Development, page 58

5. We note that in January 2014, you issued 11,000,000 shares of common stock in connection with an amendment of a technology services agreement with a related party, and recognized a noncash charge of $11.2 million. In this regard, please tell us the nature of and timeline of events associated with the amendment to the technology and services agreement.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue recognition, page F-12

6. You indicate that subscription services have standalone value as such services are often sold separately. Furthermore, you indicate that when determining whether implementation and other professional services have standalone value apart from the

subscription services, you consider various factors including the availability of the services from other vendors. Please clarify for us whether the available services provided from other vendors involve implementation services related to your specific products, or general implementation services for others in the industry.

General

7.   Please update your financial statement to comply with the requirements set forth in Rule 3-12 of Regulation S-X.

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3457 with any other questions.

                                                    Sincerely,

                                                    /s/ Maryse Mills-Apenteng

                                                    Maryse Mills-Apenteng
                                                    Special Counsel

cc: Via E-mail
       Brian K. Beard, Esq.
       Wilson Sonsini Goodrich & Rosati